

April 26, 2019

<u>Via Email</u>
Thierry de Longuemar
Vice President and Chief Financial Officer
Asian Infrastructure Investment Bank
B-9 Financial Street, Xicheng District
Beijing 100033
People's Republic of China

> **Re:** **Asian Infrastructure Investment Bank**
> **Amendment No. 4 to Registration Statement under Schedule B**
> **Filed April 19, 2019**
> **File No. 333-228613**

Dear Mr. de Longuemar:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1. To the extent material, please disclose the effects on the Bank and its securities if some members of the Bank are not able to receive a waiver from sanctions preventing oil purchases from Iran.

You may contact Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 or John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding the comment on the financial statements and related matters. Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or Michael Coco, Chief, at (202) 551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance

cc: Rüdiger Woggon
        Lead Counsel, Office of the General Counsel
        Asian Infrastructure Investment Bank

        Robert S. Risoleo, Esq.
        Sullivan & Cromwell LLP